Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

17 MARCH 2021

WESTPAC COMBINES CONSUMER AND BUSINESS DIVISIONS

Westpac Banking Corporation today announced that it was bringing together the leadership of its Consumer and Business divisions into a new Consumer & Business Banking division.

The new division will be led by the current Chief Executive, Consumer, Chris de Bruin.

Westpac Group CEO, Peter King, said the Group's lines of business model had enabled the company to consolidate divisional management and simplify the business.

"Our new lines of business operating model has given us a solid foundation for this change, with greater clarity on accountability and a common management approach across each of the six business lines.

"The combined division will drive simplification of banking and help to reduce cost, including by consolidating support functions. The change will enable more efficient utilisation of common assets such as branches and call centres, and better capitalise on the work underway to improve our capabilities, particularly in service, digital and data.

"Mr de Bruin has significant experience running both consumer and business banking functions at a large multinational bank, as well as a strong background in fintech and digital banking, which will be particularly valuable as we better support customers' needs," said Mr King.

Guil Lima, the current Chief Executive, Business will be leaving the Group and Mr King thanked him for leading the Business division over the past 15 months, particularly during COVID-19.

The changes will be effective from 22 March 2021.

For further information:

David Lording
Head of Media Relations
0419 683 411

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141